SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

This Second Amendment to Stock Purchase Agreement (this "Amendment") is entered into on April 4, 2007, among Euronet Payments & Remittance, Inc., a North Carolina corporation (the "Buyer"), Euronet Worldwide, Inc., a Delaware corporation and the owner of all of the capital stock of the Buyer ("Parent"), the Fred Kunik Family Trust, a California trust (the "Kunik Trust") and the Irving Barr Living Trust, an Illinois trust (the "Barr Trust" and, collectively with the Kunik Trust, the "Seller").

On November 21, 2006, the parties entered into a Stock Purchase Agreement (the "SPA"). On April 2, 2007, the parties entered into a First Amendment to Stock Purchase Agreement (the "First Amendment" and, collectively with the SPA, the "Original Stock Purchase Agreement"). The parties desire to amend the Original Stock Purchase Agreement as provided herein.

Accordingly, the parties hereby agree as follows:

1.        Cash Escrow. The defined term "Stock Escrow Amount" in the Original Stock Purchase Agreement is hereby deleted and replaced with the defined term "Escrow Amount", which is defined as follows:

"Escrow Amount" means $35,000,000.

2.            Holdback Stock. The defined term "Holdback Stock" in the Original Stock Purchase Agreement is hereby amended to read in its entirety as follows:

"Holdback Stock" means that number of shares of Parent Common Stock equal to Seven Million Five Hundred Thousand Dollars ($7,500,000) divided by the Closing Price.

3.	Closing Payments and Escrows.

a.           Section 1.3(a) of the Original Stock Purchase Agreement is hereby amended to read in its entirety as follows:

(a)          Closing Payment. The Purchase Price will consist of (i) Three Hundred Eighty Million Dollars ($380,000,000) in cash (subject to adjustment pursuant to Sections 1.4 and 1.10, the "Cash Purchase Price"), (ii) that number of fully paid and non-assessable shares of Parent Common Stock equal to One Hundred Ten Million Dollars ($110,000,000) divided by the Closing Price (subject to adjustment pursuant to Section 1.5, the "Stock Purchase Price") and (iii) CVRs and Appreciation Rights associated with that number of shares of Parent Common Stock equal to One Hundred Million Dollars ($100,000,000) divided by the Closing Price (subject to adjustment pursuant to Section 1.5). The Cash Purchase Price, less the Escrow Amount deposited with the Cash Escrow Agent pursuant to Section 1.3(b), will be paid at Closing

(payable by wire transfer to accounts previously designated, one half to the Kunik Trust, one half to the Barr Trust), with such amount calculated after making any adjustment required by Section 1.3(c) and Section 1.3(d). The delivery of the Stock Purchase Price, less the Holdback Stock deposited with the Stock Escrow Agent pursuant to Section 1.3(b), will also occur at Closing (deliverable one half to the Kunik Trust, one half to the Barr Trust).

b.            Section 1.3(b) of the Original Stock Purchase Agreement is hereby amended to read in its entirety as follows:

(b)          Cash and Stock Escrows. The Escrow Amount shall be deposited with Citibank, N.A., as escrow agent (the "Cash Escrow Agent"), to be held, administered and distributed in accordance with the terms of a cash escrow agreement to be mutually and reasonably determined in good faith by the parties and the Cash Escrow Agent (the "Cash Escrow Agreement"). The Holdback Stock (plus any additional Parent Common Stock as may be issued upon any stock split, stock dividend or recapitalization effected by Parent after the Closing) shall be deposited with Citibank, N.A. (or, if the parties cannot in good faith reach terms with such party, another financial institution mutually and reasonably agreed upon), as escrow agent (the "Stock Escrow Agent"), to be held, administered, sold and distributed in accordance with the terms of a stock escrow agreement to be mutually and reasonably determined in good faith by the parties and the Stock Escrow Agent (the "Stock Escrow Agreement" and, together with the Cash Escrow Agreement, the "Escrow Agreement").

4.            Escrow Agent. A new defined term, "Escrow Agent", is hereby added to the Original Stock Purchase Agreement to read as follows:

"Escrow Agent" means the Cash Escrow Agent or the Stock Escrow Agent, as applicable.

5.            Purchase of Foreign Subsidiaries. Section 1.10 of the Original Stock Purchase Agreement is hereby amended to read in its entirety as follows:

1.10	Purchase of Foreign Subsidiaries.

(a)         The parties will cause their respective Affiliates to enter into the following transactions (collectively, the "Foreign Purchase Transactions"), with the closing of the Foreign Purchase Transactions to occur on the Closing Date but prior to the Closing: (1) e-Pay Australia Holdings Pty Ltd will acquire from the Company all of the Equity Securities of its wholly-owned Subsidiary, RIA Financial Services Australia Pty. Ltd.; (2) Euronet Pay & Transaction Services SRL will acquire from the Company all of the Equity Securities of its wholly-owned

Subsidiary, RIA Italia SRL; and (3) Comercial Warfield S.L. will acquire from the Company all of the Equity Securities of its wholly-owned Subsidiary, Envia Telecomunicaciones, S.A. The Foreign Purchase Transactions will be consummated pursuant to stock purchase agreements to be mutually and reasonably determined in good faith by the parties.

(b)        The aggregate purchase price payable to the Company pursuant to the Foreign Purchase Transactions will reduce the Cash Purchase Price hereunder by an equal amount. If Seller, the Company or any of its Subsidiaries incur any additional out-of-pocket expenses (not including any expenses addressed elsewhere in this Agreement (e.g., Sections 2.20 and 5.5 (other, with respect to Section 5.5, than the fees of legal and tax professionals))) that are directly attributable to the Foreign Purchase Transactions, then the Cash Purchase Price will be increased by an amount equal to these additional out-of-pocket expenses.

(c)         In addition, the Buyer will reimburse the Seller for any net increases in the Seller's federal and state income taxes (on a fully grossed up basis taking into account the fact that reimbursements constitute gross income to the Seller) that are directly attributable to the Foreign Purchase Transactions. Such reimbursement shall take into account any reductions in the Seller's federal and state income taxes attributable to foreign tax credits resulting from the Foreign Purchase Transactions that are actually utilized on the Seller's federal and state income tax returns. In order to calculate the amount of this reimbursement, as soon as reasonably practicable after the Closing, the Seller shall provide to the Buyer written estimates of each Seller's relevant federal and state income tax liabilities with and without the tax effects of the Foreign Purchase Transactions. The estimate that includes the tax effects of the Foreign Purchase Transactions shall include the effect of foreign tax credits resulting from the Foreign Purchase Transactions that the Seller reasonably believes will be utilized on the relevant tax returns to reduce income taxes. Within 60 days after receipt of the Seller's estimate, the Buyer will make an estimated payment to the Seller based on the undisputed amount shown on the Seller's estimate. In order to determine the actual amount of reimbursement, each Seller shall provide to the Buyer information reasonably requested by the Buyer related to the Seller's relevant federal and state income tax returns (but not the entire actual tax returns), which information shall be kept confidential and not used by the Buyer for any purpose other than as set forth herein. Adjustments shall be made to the tax reimbursements attributable to the Foreign Purchase Transactions to the extent the reimbursements based on the estimates by the Seller vary from the results on the filed tax returns. No effect shall be given to 2007 foreign tax credits that are unused in 2007 or are not carried back to 2006.

(d)          Notwithstanding anything else in this Agreement to the contrary, the obligations set forth in this Section 1.10 are independent of, and in addition to, the Seller's rights under Sections 8.2 and 8.7 and are not subject to any of the limitations set forth in Sections 8.3 and 8.4.

6.            Indemnification Relating to Spanish Subsidiaries. A new Section 8.13 is hereby added to the Original Stock Purchase Agreement to read as follows:

8.13	Indemnification Relating to Spanish Subsidiaries.

(a)         In connection with the purchase by the Buyer of the Company's Spanish Subsidiaries pursuant to the Foreign Purchase Transactions, the Buyer had anticipated obtaining certain Tax benefits (such Tax benefits, the "Projected Tax Benefits"). The Buyer, through its Spanish Subsidiary, anticipated obtaining the Projected Tax Benefits as a result of contemplated transactions generally described to the Seller. Euronet believes that the Projected Tax Benefits cannot be realized utilizing the structure so described as a result of a change in the corporate structure of the Spanish Subsidiaries and certain transactions implemented between September 2006 and the Closing Date. The parties believe that it is possible that some or all of the Projected Tax Benefits could be ultimately realized after the Closing by the implementation of certain transactions and the occurrence of certain events after the Closing. The Seller desires to ensure that if the appropriate transactions cannot be implemented and other events cannot occur prior to the second anniversary of the Closing Date in a manner that would enable the Projected Tax Benefits to be realized, the Buyer would nevertheless be compensated by the Seller for the amount of the Projected Tax Benefit that was not received.

(b)          The Seller, jointly and severally, hereby agree to indemnify the Buyer and its Affiliates, and hold each of the Buyer and such Affiliates, harmless from and against the loss of the Projected Tax Benefits and Professional Costs (as defined below) arising from or relating to the inability to obtain all of the Projected Tax Benefits following the Closing. The Buyer will provide to the Seller a reasonably detailed quarterly statement of Professional Costs, including copies of invoices for professional fees (provided, however, that the failure to timely provide such statements will not affect the Sellers obligations to reimburse Buyer for Professional Costs hereunder). Seller will pay all undisputed amounts within 30 days of the receipt of such statement.

(c)          Following the Closing Date and continuing until the second anniversary of the Closing Date, the Buyer will, and will cause its Affiliates to, use commercially reasonable good faith efforts to minimize the loss of the Projected Tax Benefits.

(d)          The Buyer shall provide regular updates to the Seller and the Buyer and the Seller shall consult regularly with one another and their respective accountants and attorneys regarding the actions taken and contemplated in order to minimize the loss of the Projected Tax Benefits. The Buyer shall provide the Seller with such information as it may reasonably request in connection with such actions.

(e)          Within thirty (30) days after the second anniversary of the Closing Date (the "Payment Determination Date"), Buyer will notify the Seller in writing of the following: (i) the net present value of the net Projected Tax Benefits that the Buyer believes that it cannot obtain following the Closing Date (after taking into account the amount of Projected Tax Benefits that the Buyer believes it can obtain following the Closing Date) (the "Tax Loss"); (ii) a general description of the steps the Buyer took in attempting to minimize the loss of the Projected Tax Benefits; and (iii) reasonably detailed calculations, including discount rates, business projections and other relevant information in estimating the Tax Loss. Subject to the remainder of this subsection (e), the Seller will pay the undisputed amount of Tax Loss within 30 days of the receipt of this notice. Within 30 days following the receipt of such notice, the Seller will provide to the Buyer a written statement as to any amounts of the Tax Loss with which it does not agree. For a period of 30 days after the delivery of this statement, the parties will negotiate in good faith to resolve any disputed amount of Tax Loss. If the parties are unable to resolve any differences within this 30 day period, either party may elect to cause the parties to enter into a non-binding mediation process in Los Angeles, California (not to last more than 30 days) utilizing the services of Ernst & Young as the mediator (or another mediator acceptable to the parties). During this mediation process, each party will present supporting evidence for its determination of the actual Tax Loss. The fees and costs of the mediator will be shared equally by the parties. If, following the mediation process, the parties are unable to fully resolve their differences with respect to the Tax Loss, any dispute pertaining thereto shall be determined in accordance with Section 9.5(b).

(f)           All payments under this Section 8.13 will first be taken from the Stock Escrow by the delivery of Parent Common Stock (valued at the Closing Price) and then by the payment from the Seller of any remaining amounts. The Cash Escrow will not be available under any circumstances for the payment of any amounts under this Section 8.13.

(g)          Notwithstanding anything else contained herein to the contrary, if the Buyer has at any time prior to the second anniversary of the Closing Date executed a letter of intent, term sheet, definitive agreement or similar document that is in effect on the second anniversary of the Closing Date and entered into in furtherance of and related to a process to minimize the loss of the Projected Tax Benefits, and reduce the Tax Loss, if any, then the Payment Determination Date shall be extended until the earlier of (i) the closing of the transaction for which such document or agreement has been executed, and (i) the termination of the agreement or document or the abandonment of the transaction.

(h)          Except as contemplated by Section 8.13(g), no claim may be made or suit or other Action instituted under this Section 8.13 after the 25 month anniversary of the Closing Date (the "Tax Termination Date") except for claims as to which the Buyer has given the Seller written notice on or prior to the 25 month anniversary of the Closing Date.

(i)           In no event shall Seller have an aggregate liability under this Section 8.13 in excess of $10,000,000 (the "Cap"). Seller shall not be responsible to reimburse the Buyer for more than $500,000 of Professional Costs. "Professional Costs" mean all reasonable costs and expenses (including the reasonable expenses of accountants, attorneys and tax consultants) of the Buyer and its Affiliates in evaluating and implementing steps to minimize or eliminate the loss of the Projected Tax Benefits. Such Professional Costs are included in, and not in addition to, the Cap amount and do not include the costs of any professionals in negotiating the terms of any acquisition or similar transaction, for which the Seller will not be responsible.

(j)          Notwithstanding anything else in this Agreement to the contrary, the obligations set forth in this Section 8.13 are independent of, and in addition to, Buyer's and Parent's rights under Sections 8.1 and 8.7 and are not subject to any of the limitations set forth in Sections 8.3 and 8.4. In addition, the other Sections of Article 8 (other than Section 8.6) will not apply to this Section 8.13.

(k)         From and after the Closing, the sole and exclusive remedy for any Tax Loss, the Buyer's inability to obtain the Projected Tax Benefits and any actions or omissions by the Seller or the Company related to the ownership or structure of the Spanish Subsidiaries, the disclosure related thereto in the Original Stock Purchase Agreement or any actions taken by the Seller or the Company or any of their Affiliates related thereto between the execution of the Original Stock Purchase Agreement and the Closing Date (in each case to the extent described in the updated Seller Disclosure Schedules), including any breach or alleged breach or non-performance of any representation, warranty, covenant or agreement related to the foregoing in the Original Stock Purchase Agreement and any related agreements or documents, shall be indemnification in accordance with this Section 8.13.

(l)         This Section 8.13 will terminate and be of no further force or effect if the Seller provides within 180 days after the Closing Date an opinion by the local Spain office, together with the US national tax office, of PwC, Deloitte Tax, KPMG, or Ernst & Young, addressed to both the Seller and the Buyer, stating that the Buyer's original tax planning structure (assuming the absence of the change in the corporate structure of the Spanish Subsidiaries and certain transactions implemented as described in subsection (a) above) would not have provided the Projected Tax Benefits.

7.            Construction. Unless otherwise defined herein, capitalized terms used herein have the meanings set forth in the Original Stock Purchase Agreement. The terms of this Amendment amend and modify the Original Stock Purchase Agreement as if fully set forth in the Original Stock Purchase Agreement. If there is any conflict between the terms, conditions and obligations of this Amendment and the Original Stock Purchase Agreement, the terms, conditions and obligations of this Amendment will control.

Each of the parties hereto has caused this Second Amendment to Stock Purchase Agreement to be executed on the date first set forth above.

SELLER	BUYER

Fred Kunik Family Trust	Euronet Payments & Remittance, Inc.

/s/ Fred Kunik
By: Fred Kunik, Trustee	By:	/s/ Eric Mettemeyer
Name: Eric Mettemeyer
Title: Treasurer

Irving Barr Living Trust

/s/ Irving Barr	PARENT
By: Irving Barr, Trustee
Euronet Worldwide, Inc.

	By:	/s/ Michael J. Brown
Name: Michael J. Brown
Title: Chief Executive Officer

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